SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 18)*

Urstadt Biddle Properties Inc.
(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

917286106
(CUSIP Number)

Charles J. Urstadt
Chairman and Chief Executive Officer
Urstadt Biddle Properties Inc.
321 Railroad Avenue
Greenwich, Connecticut  06830
(203) 863-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2011
(Date of Event Which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 917286106
1 Names of Reporting Persons. Charles J. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 160,050
8 Shared Voting Power 3,811,319
9 Sole Dispositive Power 160,050
10 Shared Dispositive Power 3,811,319
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,971,369
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 45.8%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Property Company, Inc.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,666,154
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,666,154
11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,666,154
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 42.3%
14 Type of Reporting Person (See Instructions) CO

CUSIP No. 917286106
1 Names of Reporting Persons. Elinor F. Urstadt
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 41,050
8 Shared Voting Power 100,000
9 Sole Dispositive Power 41,050
10 Shared Dispositive Power 100,000
11 Aggregate Amount Beneficially Owned by Each Reporting Person 141,050
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 1.6%
14 Type of Reporting Person (See Instructions) IN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Associates Co LP
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) N/A
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,942,431
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,942,431
11 Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,431
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 22.4%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. Urstadt Realty Shares II L.P.
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 977,066
9 Sole Dispositive Power 0
10 Shared Dispositive Power 977,066
11 Aggregate Amount Beneficially Owned by Each Reporting Person 977,066
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 11.3%
14 Type of Reporting Person (See Instructions) PN

CUSIP No. 917286106
1 Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Willing L. Biddle
2 Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3 SEC Use Only
4 Source of Funds (See Instructions) PF/OO – See Item 5(c)
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6 Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,158,525
8 Shared Voting Power 29,616
9 Sole Dispositive Power 2,158,525
10 Shared Dispositive Power 29,616
11 Aggregate Amount Beneficially Owned by Each Reporting Person 2,188,141
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13 Percent of Class Represented By Amount in Row (11) 25.2%
14 Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D constitutes Amendment No. 18 to the Schedule 13D dated September 10, 1987, as amended by Amendment Nos. 1 through 17 (the “Schedule 13D”), and is being filed on behalf of: (i) Charles J. Urstadt, (ii) Urstadt Property Company, Inc., a Delaware corporation (“UPCO”), (iii) Elinor F. Urstadt, (iv) Urstadt Realty Associates Co LP, a Delaware limited partnership, by UPCO as its sole general partner (“URACO”), (v) Urstadt Realty Shares II L.P., a Delaware limited partnership, by UPCO as its sole general partner (“URS II”) and (vi) Willing L. Biddle.  The reporting persons set forth in (i) – (vi) of the preceding sentence are sometimes hereinafter collectively referred to as the “Reporting Persons”.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.
Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

See Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)
Mr. Urstadt is the direct beneficial owner of 160,050 shares of Common Stock of the Issuer.  In addition, he is the indirect beneficial owner of 746,657 shares of Common Stock held by UPCO, 41,050 shares of Common Stock held by Mrs. Urstadt, 4,115 shares of Common Stock held by the Trusts Established Under the Issuer’s Excess Benefit and Deferred Compensation Plans (the “Compensation Plan Trusts”) for the benefit of Mr. Urstadt, 1,942,431 shares of Common Stock held by URACO, and 977,066 shares of Common Stock held by URS II. In addition, he has the power to vote or direct the voting of and to dispose or direct the disposition of 100,000 shares of Common Stock held by the Urstadt Conservation Foundation (the “Foundation”).  As a result, Mr. Urstadt beneficially owns or has the power to vote or direct the voting of and to dispose or direct the disposition of a total of 3,971,369 shares of Common Stock, or 45.8% of the 8,669,760 shares of Common Stock outstanding as of September 19, 2011.

UPCO is the direct beneficial owner of 746,657 shares of Common Stock, which, when added to the 1,942,431 shares of Common Stock held by URACO and the 977,066 shares of Common Stock held by URS II, results in UPCO beneficially owning 3,666,154 shares of Common Stock, or 42.3% of the 8,669,760 shares of Common Stock outstanding as of September 19, 2011.

Mrs. Urstadt is the direct beneficial owner of 41,050 shares of Common Stock and has the power to vote or direct the voting of and to dispose or direct the disposition of an additional 100,000 shares of Common Stock held by the Foundation, representing a total of 141,050 shares of Common Stock, or 1.6% of the 8,669,760 shares of Common Stock outstanding as of September 19, 2011.

URACO is the direct beneficial owner of 1,942,431 shares of Common Stock, or 22.4% of the 8,669,760 shares of Common Stock outstanding as of September 19, 2011.

URS II is the direct beneficial owner of 977,066 shares of Common Stock, or 11.3% of the 8,669,760 shares of Common Stock outstanding as of September 19, 2011.

Mr. Biddle is the direct beneficial owner of 2,151,055 shares of Common Stock individually, which, when added to the 2,307 shares of Common Stock owned by the Willing L. Biddle IRA for the benefit of Mr. Biddle, the 5,163 shares of Common Stock owned by P.T. Biddle (Deceased) IRA for the benefit of Willing Biddle, the 23,657 shares of Common Stock held by Catherine Urstadt Biddle, Mr. Biddle’s wife, the 555 shares of Common Stock owned by the Catherine U. Biddle IRA for the benefit of Catherine U. Biddle, the 4,334 shares of Common Stock held by the Compensation Plan Trusts for the benefit of Mr. Biddle and the 1,070 shares of Common Stock held by the Charles and Phoebe Biddle Trust UAD 12/20/93 for the benefit of the issue of Mr. Biddle, results in Mr. Biddle beneficially owning 2,188,141 shares of Common Stock, or 25.2% of the 8,669,760 shares of Common Stock outstanding as of September 19, 2011.

(b)
UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 746,657 shares of Common Stock directly owned by UPCO in view of the fact that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 1,942,431 shares of Common Stock directly owned by URACO in view of the fact that UPCO is the sole general partner of URACO, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

UPCO and Mr. Urstadt may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 977,066 shares of Common Stock directly owned by URS II in view of the fact that UPCO is the sole general partner of URS II, and that Mr. Urstadt and Mrs. Urstadt own a controlling amount of the outstanding voting securities of UPCO.

Mrs. Urstadt has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 41,050 shares of Common Stock.  Mr. and Mrs. Urstadt disclaim beneficial ownership of any shares held by the Foundation, but may be deemed to have shared power to vote or direct the voting of and to dispose of or direct the disposition of the 100,000 shares of Common Stock directly owned by the Foundation in view of the fact that Mr. and Mrs. Urstadt are the sole trustees of the Foundation.

Mr. Biddle has the sole power to vote or direct the voting of and to dispose of or direct the disposition of 2,158,525 shares of Common Stock.

(c)	On September 14, 2011, UPCO purchased 100 shares of Common Stock of the Issuer for $15.41 per share and 57,400 shares of Common Stock of the Issuer for $15.45 per share.

On August 19, 2011, Mr. Biddle purchased 100 shares of Common Stock of the Issuer for $14.60 per share.

On August 18, 2011, Mr. Biddle purchased 1,700 shares of Common Stock of the Issuer at prices ranging from $14.415 to $14.55 per share with a weighted average price of $14.4903 per share.

On August 16, 2011, Mr. Biddle purchased 100 shares of Common Stock of the Issuer for $14.50 per share.

On August 9, 2011, Mr. Biddle purchased 6,700 shares of Common Stock of the Issuer at prices ranging from $13.65 to $14.00 per share with a weighted average price of $13.9804 per share.

On August 9, 2011, UPCO purchased 15,138 shares of Common Stock of the Issuer for $14.00 per share.

On August 8, 2011, UPCO purchased 13,981 shares of Common Stock of the Issuer at prices ranging from $13.45 to $13.74 per share with a weighted average price of $13.6723 per share.

On July 25, 2011, the Foundation purchased 3,283 shares of Common Stock of the Issuer for $17.80 per share.

On July 22, 2011, the Foundation purchased 1,111 shares of Common Stock of the Issuer for $17.80 per share.

On July 21, 2011, the Foundation purchased 1,800 shares of Common Stock of the Issuer for $17.80 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Mr. Urstadt, as Chairman of the Board and Chief Executive Officer of the Issuer, and Mr. Biddle, as President and Chief Operating Officer of the Issuer, are participants in the Issuer’s Amended and Restated Restricted Stock Award Plan (the “Restricted Stock Award Plan”).  Mr. Urstadt is the indirect beneficial owner of 501,250 restricted shares of Common Stock, which were granted to Mr. Urstadt pursuant to the Restricted Stock Award Plan, and which are now owned directly by URS II, and Mr. Biddle is the direct beneficial owner of 837,500 restricted shares of Common Stock issued pursuant to the Restricted Stock Award Plan.

Under the limited partnership agreement for URS II, UPCO has the full power and authority to make all decisions, in its sole discretion, with respect to the shares of Common Stock held by URS II, including as to when and how such shares are to be voted or sold.  Notwithstanding the above, the Common Stock contributed by Mr. Urstadt to URS II remains subject to the terms and conditions in the applicable restricted stock award agreements pursuant to which Mr. Urstadt was issued the Common Stock under the Restricted Stock Award Plan.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

1.	Joint Filing Agreement, dated September 20, 2011.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated September 20, 2011

/s/ Charles J. Urstadt
Charles J. Urstadt

URSTADT PROPERTY COMPANY, INC.

By:         /s/ Charles J. Urstadt
Name:           Charles J. Urstadt
Title:             Chairman of the Board

/s/ Elinor F. Urstadt
Elinor F. Urstadt

URSTADT REALTY ASSOCIATES CO LP

By:         URSTADT PROPERTY COMPANY, INC.
   Its sole general partner

By: /s/ Charles J. Urstadt
Name:           Charles J. Urstadt
Title:             Chairman of the Board

URSTADT REALTY SHARES II L.P.

By:         URSTADT PROPERTY COMPANY, INC.
   Its sole general partner

By:         /s/ Charles J. Urstadt
Name:           Charles J. Urstadt
Title:             Chairman of the Board

/s/ Willing L Biddle
Willing L. Biddle